COLUMBIA FUNDS SERIES TRUST

50606 Ameriprise Financial Center

Minneapolis, MN 55474

Writer’s Direct Contact

(617) 385-9536

June 21, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Deborah O’Neal-Johnson

Re:	Columbia Funds Series Trust (“CFST”); Registration Nos. 333-89661; 811-09645

Dear Ms. O’Neal-Johnson:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on June 17, 2013 in connection with post-effective amendment no. 117 to the registration statement of CFST, filed with the SEC on May 2, 2013 relating to CFST’s Columbia International Value Fund (the “Fund”).

Comment 1:

Please confirm that the Annual Fund Operating Expenses table is not required to include a row for acquired fund fees and expenses for the Fund.

Response to Comment 1: The row is not required to be included in the table.

Comment 2:

Footnote (a) to the Shareholder Fees table uses the term “contingent deferred sales charge” rather than “maximum deferred sales charge”, which is the term required to be used in the table. The term used in the footnote should match the term used in the table.

Response to Comment 2: We will modify the text of footnote (a) by removing the reference to contingent deferred sales charges, which will conform the language more closely with the other footnotes to that table.

Comment 3:

Footnote (d) to the Annual Fund Operating Expenses table explains that the fees and expenses and expense example “include the Fund’s portion of the fees and expenses deducted from the assets of” the Fund’s master portfolio. Per Instruction 1(d)(i) to Item 3 of Form N-1A, the footnote should state that the table and Example reflect the expenses of both the Feeder and Master Funds.

Response to Comment 3: We will make the requested change.

Comment 4:

Footnote (e) to the Annual Fund Operating Expenses table state that management fees and other expenses have been restated. If these restatements were necessitated by fee increases, please explain supplementally what caused the increases.

Response to Comment 4: The Fund is restating the management fees because, effective June 1, 2013, the advisory fee rate decreased and is restating other expenses because, effective June 1, 2013, the administrative fee rate decreased and, during the fiscal year, transfer agency fees changed.

Comment 5:

If the Fund has adopted a policy pursuant to Rule 35d-1, include disclosure about the Fund’s policy of not modifying the policy without providing 60 days’ notice to shareholders or disclose the policy as fundamental.

Response to Comment 5: The Fund is not subject to Rule 35d-1.

Comment 6:

If the Funds’ portfolio holdings policy is described on the Fund’s website, please state so in the prospectus.

Response to Comment 6: There is not a separate description of the policy on the website, other than through the posting of the Fund’s Statement of Additional Information.

Comment 7:

Please confirm that if the Fund sells a credit default swap (writes protection) it will cover the notional value of the security. In addition, if the Fund engages in total return swaps, please note the asset segregation requirements.

Response to Comment 7: If the Fund sells a credit default swap, it will segregate or “earmark” cash or liquid assets or enter into offsetting positions, with a value equal to, or greater than, the full notional amount of the swap (net of any amounts owed to the Fund).

We hope that these responses adequately address your comments. We acknowledge the obligation to file with the SEC Item 2, 3 and 4 disclosure in XBRL format within fifteen business days following the effectiveness of the registration of the Fund. CFST accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. CFST acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. CFST further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust

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